Exhibit 24

                      CONFIRMING STATEMENT

This statement confirms that the undersigned, Anthony A. Nichols, Sr., has authorized and designated Tom Wirth to execute and file on the undersigned's behalf all Forms 3, 4, 5 (including any amendments thereto) that the undersigned may be required to file with the U.S. Securities and Exchange Commission as a result of the undersigned's ownership of or transactions in securities of
Brandywine Realty Trust. The authority of Tom Wirth under this Statement shall continue until the undersigned is no longer required to file Forms 3, 4, and 5 with regard to her ownership of or transactions in securities of Brandywine
Realty Trust, unless earlier revoked in writing. The undersigned acknowledges that Tom Wirth is not assuming any of the undersigned's responsibilities to comply with Section 16 of the Securities Exchange Act of 1934.

Date: October 30, 2019

/s/ Anthony A. Nichols, Sr.